The Bon-Ton Stores, Inc.

2801 East Market Street

York, Pennsylvania 17402

January 15, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

The Bon-Ton Stores, Inc.
The Bon-Ton Department Stores, Inc.
Bon-Ton Distribution, Inc.
Carson Pirie Scott II, Inc.
McRIL, LLC

The Bon-Ton Giftco, Inc.

The Bon-Ton Stores of Lancaster, Inc.

Registration Statement on Form S-4 (File No. 333-184177)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, The Bon-Ton Department Stores, Inc. (the “Issuer”), The Bon-Ton Stores, Inc. (the “Company”) and certain of its direct and indirect subsidiaries (together with the Issuer and the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to January 17, 2013 at 5:00 p.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements.  In connection with the foregoing, each of the Registrants represents and acknowledges that:

•                                          should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact David S. Huntington (212-373-3124) or Alex J. Tolston (212-373-3348) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

THE BON-TON DEPARTMENT STORES, INC.
THE BON-TON STORES, INC.
THE BON-TON STORES OF LANCASTER, INC.
BON-TON DISTRIBUTION, INC.
MCRIL, LLC
CARSON PIRIE SCOTT II, INC.

By:	/s/ Keith E. Plowman
	Name:	Keith E. Plowman
	Title:	Executive Vice President and Chief Financial Officer

THE BON-TON GIFTCO, INC.

By:	/s/ J. Gregory Yawman
	Name:	J. Gregory Yawman
	Title:	Vice President – General Counsel and Secretary

cc:	David S. Huntington, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

[Signature Page to Acceleration Request]